Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement

dated July 25, 2017

Registration No. 333-219349

July 25, 2017

WORTHINGTON INDUSTRIES, INC.

$200,000,000 4.300% Notes due 2032

Pricing Term Sheet

This term sheet to the preliminary prospectus supplement dated July 25, 2017 should be read together with the preliminary prospectus supplement before making a decision in connection with an investment in the securities. The information in this term sheet supersedes the information contained in the preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus supplement.

Issuer:	Worthington Industries, Inc.

Security Type:	Senior Unsecured Notes

Title of Securities:	4.300% Notes due 2032

Pricing Date:	July 25, 2017

Settlement Date: (T+3)	July 28, 2017

Interest Payment Dates:	February 1 and August 1, commencing February 1, 2018

Final Maturity Date:	August 1, 2032

Aggregate Principal Amount:	$200,000,000

Benchmark Treasury:	2.375% UST due May 15, 2027

Benchmark Treasury Price / Yield:	100-18+ / 2.309%

Spread to Benchmark Treasury:	+ 200 basis points

Yield to Maturity:	4.309%

Coupon:	4.300%

Public Offering Price:	99.901%

Net Proceeds (before expenses):	$198,302,000

Optional Redemption Provision:	At any time at a discount rate equal to the Treasury Rate plus 30 basis points

Par Call	On or after three months prior to the maturity date

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP/ISIN:	981811AF9 / US981811AF94

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:	PNC Capital Markets LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC Fifth Third Securities, Inc. The Huntington Investment Company

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus included in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents free of charge by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533 and Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.